UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

MPM ACQUISITION CORP.

(Exact name of Registrant as specified in its charter)

Delaware (State of Incorporation)	000-53173 (Commission File Number)	80-0145732 (IRS Employer Identification Number)

c/o MPM Asset Management LLC, 200 Clarendon Street, 54th Floor, Boston, MA 02116

 (Address of Principal Executive Offices, including Zip Code)

(617) 425-9235

(Registrant’s telephone number, including area code)

Approximate Date of Mailing:   November 10, 2010

MPM ACQUISITION CORP.

c/o MPM Asset Management LLC

200 Clarendon Street, 54th Floor

Boston, MA 02116

Tel: (617) 425-9235

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
MPM ACQUISITION CORP.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED
TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being mailed to holders of record of shares of common stock of MPM Acquisition Corp. (the “Company,” “we,” “us,” or “our”), a Delaware corporation, as of November 10, 2010, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a potential merger transaction with Radius Health, Inc. (the “Merger”), pursuant to which it is anticipated that there would be a change of control of the Company and our Board of Directors.  In anticipation of and prior to the Merger, there will be a change in the Company’s Board of Directors, which will become effective (the “Effective Date”) not less than ten (10) days after the date on which this Information Statement is being filed with the SEC and mailed to all the holders of record of the Company’s common stock, par value $0.0001 per share (“Common Stock”).  This Information Statement is being mailed on or about November 10, 2010 to all holders of record on such date.  A stockholder vote is not required and will not be taken with respect to the appointment of the new directors.  You are not required to take any action with respect to the appointment of the new directors.

The foregoing description of the Merger does not purport to be complete as the terms of any such potential transaction have not yet been determined.  If agreement is reached with respect to any potential transaction, the Company would expect to enter into an Agreement and Plan of Merger setting forth the terms of any such potential transaction.  Any such agreement would be filed as an exhibit to a Current Report on Form 8-K that will be filed with the Securities and Exchange Commission (the “SEC”) within four (4) business days after execution. In the event that we do not execute an Agreement and Plan of Merger and do not proceed with a Merger, it is expected that new directors would be appointed or elected to replace Dr. Lyttle and Mr. Harvey. If an Agreement and Plan of Merger is executed, it is likely to provide for a further change in the Board of Directors of the Company upon consummation of the Merger. If that is in fact the case, the Company shall prepare, file and distribute another Information Statement with respect to any such change.

Voting Securities

There are currently issued and outstanding 5,000,000 shares of our Common Stock.  The intended change in directors is not subject to a stockholder vote.  The Company has no other equity securities outstanding.

Change in Control

There has been no change in control of the Company since the beginning of our last fiscal year. If a Merger is consummated it is anticipated that there would be a change of control of the Company.

Directors and Executive Officers

The following table sets forth certain information for each of our current directors and officers and each proposed director and officer of the Company from and after the Effective Date.

Name	Age	Position

Dr. Steven St. Peter	44	Director and President(1)
John Vander Vort	45	Director and Secretary(2)
C. Richard Lyttle, Ph.D	65	Director, President and Chief Executive Officer(3)
Nick Harvey	50	Director, Chief Financial Officer, Treasurer and Secretary(4)

(1) Director and President until the Effective Date.

(2) Director and Secretary until the Effective Date.

(3) Director, President and Chief Executive Officer from and after the Effective Date.

(4) Director, Chief Financial Officer, Treasurer and Secretary from and after the Effective Date.

C. Richard Lyttle, PhD, Director, President and Chief Executive Officer, has been President and CEO of Radius Health, Inc. since August 2004.  Dr. Lyttle is the former Vice President of Discovery for Women’s Health and Bone from 1998 to 2004, and the Women’s Health Research Institute at Wyeth from 1993 to 2004. Prior to joining Wyeth, Dr. Lyttle was Research Professor of Obstetrics, Gynecology, and Pharmacology at the University of Pennsylvania from 1979 to 1993. He received a PhD in Biochemistry from Queen’s University, Kingston, Ontario in 1972, followed by postdoctoral research at the Population Council at the Rockefeller University from 1973 to 1974, the Department of Biology at Queen’s University from 1974 to 1976, and at the University of Chicago from 1976 to 1979. Dr. Lyttle was selected as a director because of his business and professional experience.

Nick Harvey, Director, Chief Financial Officer, Treasurer and Secretary, has been Chief Financial Officer and Senior Vice President of Radius Health, Inc. since December 2006.  Prior to joining Radius, Mr. Harvey served as Managing Director of Shiprock Capital LLC, a venture capital firm, from 2003 to 2006 and remains a member of the Board of that firm. Prior to Shiprock Capital, Mr. Harvey served as Chief Financial Officer of a number of venture-backed companies over a 10-year period, including LifetecNet from 2001 to 2002, Transfusion Technologies from 1999 to 2000, and Transcend Therapeutics from 1993 to 1999. Mr. Harvey received a Bachelor of Economics degree in 1980 and a Bachelor of Laws degree with first-class honors in 1983 from the Australian National University, and an MBA from the Harvard Business School in 1991.  Mr. Harvey was selected as a director because of his business and professional experience.

Terms of Office

The Company’s new directors and officers will be appointed for a one-year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal in accordance with the Company’s By-Laws.

Certain Relationships and Transactions

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

There are no family relationships among directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments, decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten (10) years.

Transactions with Related Persons

To date, our sole stockholder, MPM Asset Management LLC, has funded our ongoing Exchange Act filing requirements and investigating and analyzing an acquisition.

The Company utilizes the office space and equipment of MPM Asset Management LLC at no cost.  Management estimates such amounts to be de minimus.

As described above, Dr. Lyttle and Mr. Harvey, the proposed directors and officers of the Company, are President and Chief Executive Officer and Chief Financial Officer and Senior Vice President of Radius Health, Inc., respectively.  In addition, one of MPM Asset Management LLC’s funds, MPM BioVentures III Fund, is an investor in Radius Health, Inc.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of related party transactions.

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that directors be independent. As both of our present directors are also executive officers and affiliated with our controlling stockholder, we do not presently have any independent directors.  We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the NASDAQ National Market, and the SEC.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Following the change in our Board of Directors, our proposed directors will also not qualify as independent directors as they will both be executive officers of the Company.

Committees of the Board of Directors

During the fiscal year ended December 31, 2009, our Board of Directors did not meet. We did not hold an annual meeting in 2010.  As our Common Stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to have Board committees. In addition, due to our small size and limited operations to date, we do not presently have an audit committee, compensation committee or nominating committee or other committees performing similar functions. Our entire Board presently performs the functions that would otherwise be performed by such committees. We have not adopted any procedures by which security holders may recommend nominees to our Board of Directors.  We do not have a diversity policy. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.  The Company intends to continue to search for a qualified individual for hire.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than ten percent (10%) of the Company’s Common Stock (collectively, the “Reporting Persons”), to file reports with the SEC of beneficial ownership and reports of changes in beneficial ownership of Common Stock on Forms 3, 4 and 5. Reporting Persons are required by applicable SEC rules to furnish the Company with copies of all such forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. To our knowledge, based solely on the Company’s review of the copies of the Forms 3, 4 and 5 received by it during the fiscal year ended December 31, 2009 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a Reporting Person failed to comply with all Section 16(a) filing requirements during such fiscal year.

Code of Ethics

We have not adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions in that our officers and directors serve in these capacities.

Board Leadership Structure and Role on Risk Oversight

Dr. Steven St. Peter currently serves as the Company’s President and Director, and Mr. John Vander Vort currently serves as the Company’s Secretary and Director.  At present, we have determined this leadership structure is appropriate for the Company due to our small size and limited operations and resources.  Subsequent to the forthcoming change in directors, it is anticipated that Dr. C. Richard Lyttle will serve as our Chief Executive Officer, President and Director, and Nick Harvey will serve as our Chief Financial Officer, Treasurer, Secretary and Director. The proposed directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

Our current directors are exclusively involved in the general oversight of risks that could affect our Company as Dr. St. Peter and Mr. Vander Vort are the sole directors and officers of the Company.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or record or beneficial owner of 5% or more of the Company’s outstanding common stock is a party adverse to the Company or has a material interest adverse to the Company, or an affiliate of such persons.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our Board of Directors by writing to: MPM Acquisition Corp., c/o MPM Asset Management LLC, 200 Clarendon Street, 54th Fl., Boston, MA, 02116 Attention: Board of Directors.

Executive Compensation

The following table summarizes all compensation earned by or paid to our Chief Executive and Financial Officer (Principal Executive and Financial Officer) and other named executive officers during the two fiscal years ended December 31, 2009 and 2008.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Steven St. Peter, President, Director, Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer	2009 2008	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

John Vander Vort, Secretary and Director	2009 2008	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

We have not issued any stock options or maintained any stock option or other equity incentive plans since our inception.  We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers or any other persons following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Employment Agreements

The Company is not a party to any employment agreements.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 31, 2009. No equity awards were made during the fiscal year ended December 31, 2009.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended December 31, 2009.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended December 31, 2009.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2009.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for services as a director during the fiscal year ended December 31, 2009.

Compensation Committee Interlocks and Insider Participation

We do not have a Compensation Committee. All compensation matters are approved by the full Board.

Security Ownership of Principal Stockholders, Directors, and Officers

The Company has only one class of stock outstanding, its Common Stock.  The holders of the Company’s Common Stock are entitled to cast one vote per share of Common Stock held on all matters submitted to a vote of stockholders and have equal rights to receive dividends, when and if declared by our Board of Directors, out of funds legally available for such purpose. In the event of liquidation, holders of the Company’s Common Stock are entitled to share ratably in the net assets of the Company available for distribution to stockholders.  The table below sets forth the number and percentage of shares of our Common Stock owned as of November 10, 2010, by the following persons: (i) stockholders known to us who beneficially own 5% or more of our outstanding shares, (ii) each of our officers and directors, and (iii) our officers and directors as a group.  As of November 10, 2010, there were 5,000,000 shares of our Common Stock outstanding.

To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the following table have sole voting and investment power with respect to the shares of Common Stock indicated.

	Amount and Nature of		Percentage
Name and Address	Beneficial Ownership		of Class

Dr. Luke Evnin	5,000,000	(1)	100%
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116

Dr. Ansbert Gadicke	5,000,000	(2)	100%
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116

Dr. Steven St. Peter (3)	0		0%
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116

John W. Vander Vort (4)	0		0%
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116

All Officers and	0		0%
Directors as a group
(2 individuals)

(1)

Represents the shares of Common Stock owned of record by MPM Asset Management LLC (“MPM Asset Management”), which is currently owned and managed by MPM Capital LP (“MPM Capital”). MPM Capital has voting and investment control over the securities owned by MPM Asset Management and therefore may be deemed a beneficial owner of MPM Asset Management’s shares of Common Stock. MPM Capital’s general partner is Medical Portfolio Management, LLC (“MPM LLC”) and, therefore, MPM LLC may be deemed a beneficial owner of MPM Asset Management’s shares of Common Stock. MPM LLC is controlled by Dr. Luke Evnin and Dr. Ansbert Gadicke. Dr. Evnin has shared voting and investment control of the securities owned by MPM LLC and therefore may be deemed a beneficial owner thereof.

(2)

Represents the shares of Common Stock owned of record by MPM Asset Management. Similar to Dr. Evnin, Dr. Gadicke shares the investment and voting control of the shares of Common Stock beneficially owned by MPM Asset Management, MPM Capital and MPM LLC and therefore may be a deemed beneficial owner thereof.

(3)	Dr. St. Peter, an employee of MPM Asset Management, serves as our President and Director.
(4)	Mr. Vander Vort, an employee of MPM Asset Management, serves as our Secretary and Director.

Other Information

We file periodic reports with the SEC.  You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at: MPM Acquisition Corp., c/o MPM Asset Management LLC, 200 Clarendon Street, 54th Fl., Boston, MA, 02116 Attention: Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 10, 2010

MPM Acquisition Corp. By Order of the Board of Directors

/s/ Steven St. Peter
Steven St. Peter
President and Director Principal Executive Officer Principal Accounting Officer Principal Financial Officer